                                                                                                                  EXHIBIT 12


                                                    ALLTEL CORPORATION
                           STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                  (Dollars in Thousands)


                                                                                           Six Months Ended
                                                   Year Ended December 31,                        June 30,
                                  1990         1991       1992       1993         1994         1994        1995
Net income                     $ 200,127   $ 199,426   $ 228,636   $  262,017   $ 271,753   $ 148,073   $ 176,727
Income tax provision              92,275      99,633     128,713      187,903     164,772      93,777     106,891
  Subtotal                       292,402     299,059     357,349      449,920     436,525     241,850     283,618

Fixed charges:
  Interest charges                87,465      94,244      93,245       98,746     137,120      65,995      75,028
  Interest factor of operating
     rents                        10,722      11,882       8,579       10,902      13,274       6,044       6,637
       Total fixed charges        98,187     106,126     101,824      109,648     150,394      72,039      81,665

Earnings, as adjusted          $ 390,589   $ 405,185   $ 459,173   $  559,568   $ 586,919   $ 313,889   $ 365,283

Ratio of earning to fixed charges   3.98        3.82        4.51         5.10        3.90        4.36        4.47



Note:For purposes of this calculation, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness and the portion of rental expense representative of the interest factor.

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